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                                                                    Exhibit 99.1


[HOLLINGER INTERNATIONAL INC. LOGO]


Contact:

Paul B. Healy                                Tracy H. Krumme
Vice President, Corporate                    Director
Development and Investor Relations           Investor Relations
Hollinger International Inc.                 Hollinger International Inc.
212-586-5666                                 212-586-5666


                HOLLINGER INTERNATIONAL INC., HOLLINGER INC. AND
               HOLLINGER CANADIAN NEWSPAPERS, LIMITED PARTNERSHIP
       ANNOUNCE THE SALE OF UNIMEDIA NEWSPAPERS TO GESCA LTD, A SUBSIDIARY
                         OF POWER CORPORATION OF CANADA

         NEW YORK, NOVEMBER 10, 2000: Hollinger International Inc. (NYSE: HLR), Hollinger Inc. (TSE: HLG.C) and Hollinger Canadian Newspapers, Limited Partnership (TSE: HCN.UN) announce the agreed sale for an undisclosed amount of UniMedia Company to Gesca Ltd, a subsidiary of Power Corporation of Canada (TSE:
POW). The transaction is expected to be completed within 70 days subject to regulatory review.

         The publications being sold represent the French language newspapers which currently form part of Hollinger Canadian Newspapers, Limited Partnership and include 3 paid circulation dailies (Le Droit, Le Quotidien, and Le Soleil) and 15 weeklies published in Quebec and Ontario.

         Daniel Colson, Vice Chairman of Hollinger and Chairman of UniMedia, said, "This sale is consistent with Hollinger's stated objective for its Canadian restructuring initiative announced in April of this year when Hollinger committed to demonstrate the enterprise value of its assets."

ABOUT HOLLINGER INTERNATIONAL INC.:

         Hollinger International Inc. is a global newspaper publisher with English-language newspapers in the United States, UK, Canada and Israel. Included among the paid daily newspapers that the Company owns are The Daily Telegraph, Chicago Sun-Times, The Jerusalem Post, and National Post in Canada. In addition, the Company owns non-daily newspapers, as well as magazines and other publications.

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          Hollinger operates Web sites through all its major newspapers and owns a variety of other specialized sites. Through its Hollinger Digital subsidiary, the company has also taken investment positions in various Internet-based companies.